Exhibit 99.1

Mylan and Upjohn, a Division of Pfizer, to Combine, Creating a New Champion for Global Health Uniquely Positioned to Fulfill the World’s Need for Medicine

•	Delivers enhanced global scale and geographic reach, including leading positions in China and other emerging markets

•	Combines Mylan’s sustainable, diverse and differentiated portfolio of medicines with Upjohn’s trusted, iconic brands

•	Creates powerful platform comprising Mylan’s pipeline engine and supply chain and Upjohn’s commercial and medical infrastructure and expertise

•	Focused on driving returns through consistent cash flow growth, an attractive dividend and shareholder-focused capital policies

•	Commitment to investment grade ratings

•	Domiciled in the U.S. and governed by Delaware law

•	Robert J. Coury named Executive Chairman of the new company; Michael Goettler named CEO and Rajiv Malik named President

•	Concludes work of Mylan’s Strategic Review Committee

•	Mylan and Pfizer will host Investor Conference Call, Monday, July 29, 2019 at 8:30 AM Eastern Daylight Time

HERTFORDSHIRE, England, PITTSBURGH and NEW YORK, July 29, 2019 – Mylan N.V. (Nasdaq: MYL) and Pfizer Inc. (NYSE: PFE) today announced a definitive agreement to combine Mylan with Upjohn, Pfizer’s off-patent branded and generic established medicines business, creating a new global pharmaceutical company. Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, each Mylan share would be converted into one share of the new company. Pfizer shareholders would own 57% of the combined new company, and Mylan shareholders would own 43%. The Boards of Directors of both Mylan and Pfizer have unanimously approved the transaction.

The new company will transform and accelerate each businesses’ ability to serve patients’ needs and expand their capabilities across more than 165 markets by bringing together two highly complementary businesses. Mylan brings a diverse portfolio across many geographies and key therapeutic areas, such as central nervous system and anesthesia, infectious disease and cardiovascular, as well as a robust pipeline, high-quality manufacturing and supply chain excellence. Upjohn brings trusted, iconic brands, such as Lipitor (atorvastatin calcium), Celebrex (celecoxib) and Viagra (sildenafil), and proven commercialization capabilities, including leadership positions in China and other emerging markets.

The transaction will allow the new company to meaningfully expand the geographic reach of Mylan’s existing broad product portfolio and future pipeline – including significant investments that have been made across complex generics and biosimilars – into new growth markets where Upjohn has existing sales infrastructure and local market expertise.

The combination will drive a sustainable, diverse and differentiated portfolio of prescription medicines, complex generics, over-the-counter products and biosimilars supported by commercial and regulatory expertise, established infrastructure, best-in-class R&D capabilities and high-quality manufacturing and supply chain excellence.

Financial Highlights

The new company is expected to have pro forma 2020 revenues1 of $19 to $20 billion. Pro forma 2020 adjusted EBITDA is anticipated to be in the range of $7.5 to $8.0 billion, including phased synergies of approximately $1 billion annually to be realized by 2023. Pro forma free cash flow for 2020 is expected to be more than $4 billion.

The new company will be focused on returning capital to shareholders, while maintaining a solid investment grade credit rating. It expects to achieve a ratio of debt to adjusted EBITDA of 2.5x by the end of 2021. In addition, the new company intends to initiate a dividend of approximately 25% of free cash flow beginning the first full quarter after close and the potential for share repurchases once the debt to adjusted EBITDA target is sustained.

Leadership, Governance and Structure

The new company, which will be renamed and rebranded at close, will be led by Mylan’s current Chairman Robert J. Coury, who will serve as Executive Chairman of the new company; Michael Goettler, current Group President, Upjohn, who will serve as Chief

[1]	2020 Proforma Outlook Reflects Lyrica U.S. LOE and China Volume Based Procurement

Executive Officer (CEO); and Rajiv Malik, current Mylan President, who will serve as President. Ken Parks, currently CFO of Mylan, has agreed to depart the company at closing. Heather Bresch, Mylan’s current CEO, will retire from Mylan upon the close of this transaction.

The Board of Directors of the new company will include its Executive Chairman and its CEO, as well as eight members designated by Mylan, and three members designated by Pfizer, for a total of thirteen members.

The new company will be domiciled in the U.S. and incorporated in Delaware and will operate Global Centers in Pittsburgh, Pennsylvania; Shanghai, China, and Hyderabad, India.

Executive Commentary

Robert J. Coury, Mylan Chairman, said, “Over the past year and a half, I have spent a lot of time speaking with and listening attentively to our shareholders. Today’s announcement builds upon many of those meaningful conversations and represents a transformative move for Mylan. The new company, which combines the unique assets of Mylan with the iconic brands of Pfizer’s Upjohn business, will not only accelerate our mission to serve the world’s changing health needs, but also further unlock the true value of our platform while delivering attractive returns to shareholders for many years to come. Importantly, the combined organization will have a presence across nearly every continent and major market, establishing a new leadership position in Asia, and offering products capable of treating all major therapeutic areas. This combination also further accelerates Mylan’s longstanding strategy to create the operational scale and commercial capabilities necessary to provide the world’s more than 7 billion people with access to medicine. As important, the transaction we are announcing today will enhance the strength of our balance sheet by scaling and increasing our existing strong cash flows, providing the new company with the financial flexibility to support and accelerate deleveraging and the expected initiation of a meaningful dividend from the first full quarter after the transaction closes. There will also be potential for share repurchases once the long-term leverage target is achieved. This powerful new profile positions the new company for sustained success and long-term value creation.”

Dr. Albert Bourla, Pfizer CEO, stated, “We are creating a new champion for global health—one poised to bring world-class medicines to patients across a wide range of therapeutic areas. I believe that Mylan’s unique profile and strategy has made it the obvious partner of choice in creating this powerful combination. By bringing Mylan’s growth assets to Upjohn’s growth markets, we will create a financially strong company with true global reach. I’m also excited about the management team, which combines strong executive talent from both companies, whose commitment to improving global health for patients and to delivering returns to shareholders are great assets for the new company. For Pfizer, this transaction represents our sharpened focus on innovative medicines and is a testament to our purpose – breakthroughs that change patients’ lives. At the same time, we’ll maintain the financial flexibility to advance our strong pipeline, invest for growth and continue to return capital to our shareholders.”

Coury continued, “The combination announced today also comes with Mylan CEO Heather Bresch’s decision to announce her intention to retire upon deal close after 27 years of distinguished service and leadership within Mylan. Heather has left a significant positive mark to the benefit of our company, patients and shareholders in so many ways including through her leadership and execution of our efforts to create a more sustainable Mylan. Her leadership helped to further position Mylan for this important milestone. Her presence and her impact will not only be missed by our Board of Directors, but also by our entire workforce of 35,000 across the world. We wish her much success with her future endeavors.”

Heather Bresch, Mylan CEO said, “Mylan was founded nearly 60 years ago with the core purpose to provide access to medicine. Thanks to the hard work and dedication of thousands of Mylan employees and the transformative vision from leaders past and present, including Board Chair Robert J. Coury, Mylan has made significant strides toward providing that same access at a global level for the world’s 7 billion people. And now, the creation of this new company introduces a powerful expanded platform with the potential for patient impact that will be truly transformative and unique within the industry. Nearly eight years after becoming CEO, I’m proud to say that this milestone represents the culmination of the goals I set for myself when I challenged Mylan and our amazing workforce to set new standards in healthcare. And so, as the company prepares to set out on this exciting new journey under the next era of leadership, I too have decided to pursue a new chapter – one that will continue to be focused on serving people, patients and public health.”

Coury continued, “Additionally, it is with great pleasure that I welcome Michael Goettler, a seasoned and high-quality pharma executive, as CEO of the new company. I am also pleased that Rajiv Malik will continue to serve in the role of president. Rajiv has been and continues to be instrumental in the building and execution of our true one-of-a-kind and very complex platform, and he will serve as a strong complementary partner to Michael. Lastly, I would like to thank Ken Parks for his leadership and service to Mylan, which has provided significant value to our company over the last three years, and know that he will continue to do so as we work toward a successful deal close.”

Michael Goettler, Group President, Upjohn added, “I’m honored by the opportunity to lead this new company, which will deliver more medicines to more patients across the globe. I’m also excited to combine two talented and deeply experienced teams that share a passion for providing patients with access to medicines. I look forward to delivering on that shared commitment by combining Mylan’s broad and diverse portfolio with Upjohn’s iconic, trusted brands and bringing the Mylan growth products to the Upjohn growth markets. I share Robert’s commitment to leading this new company with a focus on total shareholder return and look forward to working with leaders at the company towards that end.”

Mark Parrish, Chair of Mylan’s Strategic Review Committee, said, “This compelling combination concludes the work of Mylan’s Strategic Review Committee, which after our exhaustive review of available alternatives best positions the company to unlock value for our shareholders.”

A fact sheet and investor presentation are available at https://championforglobalhealth.com.

Transaction Highlights

The combination will be effected through a Reverse Morris Trust, under which Upjohn is expected to be spun off or split off to Pfizer’s shareholders and simultaneously combined with Mylan. The transaction is expected to be tax free to Pfizer and Pfizer shareholders and taxable to Mylan shareholders. The transaction is anticipated to close in mid-2020, subject to approval by Mylan shareholders and customary closing conditions, including receipt of regulatory approvals. No vote is required by Pfizer shareholders.

Upjohn will issue $12 billion of debt at or prior to separation, with gross debt proceeds retained by Pfizer. Upon closing, the new company is expected to have a solid investment grade credit rating. The new company will have approximately $24.5 billion of total debt outstanding at closing.

Centerview Partners LLC and PJT Partners LP are serving as Mylan’s financial advisors, and Cravath, Swaine & Moore LLP and NautaDutilh are serving as legal counsel to Mylan. Goldman, Sachs & Co. LLC and Guggenheim Securities, LLC are serving as Pfizer’s financial advisors for the transaction. Wachtell, Lipton, Rosen & Katz, and De Brauw Blackstone Westbroek are acting as Pfizer’s legal counsel and Davis Polk and Wardwell LLP is serving as its special tax counsel.

Preliminary Financial Profile for Pfizer Upon the Completion of the Transaction

Pro forma for the separation of the Upjohn business, Pfizer expects to generate 2020 revenues of approximately $40 billion, driven by its science-based Biopharmaceuticals Group, with its Innovative Health business units (excluding Consumer Healthcare), including biosimilars, as well as a Hospital business unit that commercializes a global portfolio of patent-protected and off-patent injectable and anti-infective medicines.

In addition, Pfizer anticipates achieving Income Before Tax margins (expenses as a percentage of revenue plus other income and deductions) in the mid-30s% range and operating cash flow of $11 - $12 billion. Pfizer also expects that following the closing of the transaction the combined dividend dollar amount received by Pfizer shareholders in the event the equity distribution is structured as a spinoff, based upon the combination of continued Pfizer ownership and an expected 0.12 shares of the new company granted for each Pfizer share, will equate to Pfizer’s dividend amount in effect immediately prior to closing.

Conference Call Information and Mylan Investor Day Cancellation

Mylan and Pfizer invite investors and the public to view and listen to a webcast of a live conference call with investment analysts at 8:30 a.m. EDT on Monday, July 29, 2019.

To view and listen to the webcast visit the following websites: www.Mylan.com/investors and www.Pfizer.com/investors, and click on the “Analyst and Investor Call to Discuss Proposed Combination of Mylan and Upjohn” link, or directly at https://www.webcaster4.com/Webcast/Page/748/31241.

Information on accessing and pre-registering for the webcast will be available at www.Mylan.com/investors and www.Pfizer.com/investors beginning today. Participants are advised to pre-register in advance of the conference call.

You can also listen to the conference call by dialing either (855) 895-8759 in the United States and Canada or (503) 343-6044 outside of the United States and Canada. The password is “Analyst Call.” Please join the call five minutes prior to the start time to avoid operator hold times.

As a result of this announcement, Mylan is cancelling its investor day meeting that had been scheduled for July 31, 2019.

Mylan Quarterly Results

In addition, during the call Mylan will review its financial results for the second quarter ended June 30, 2019. The Q2 2019 “Earnings Call Presentation,” which will be referenced during the call can be found at investor.mylan.com. A replay of the webcast will also be available on the website for a limited time beginning later this week.

Non-GAAP Financial Measures

This release includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, adjusted EBITDA, free cash flow, ratio of debt to adjusted EBITDA and Income Before Tax margins are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of the combined company and Pfizer. Non-GAAP measures should be considered only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which more than 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.Mylan.com.

About Upjohn

With over 130 years of experience in improving patient lives, Pfizer Upjohn seeks to leverage our portfolio, global experience and expertise to become the trusted partner of choice for all stakeholders committed to improving patient health. We focus on relieving the burden of non-communicable diseases with trusted, quality medicines for every patient, everywhere, with the goal of treating 225 million new patients by 2025. Upjohn brings together 20 of the industry’s most trusted brands — products such as Lipitor®, Norvasc®, Lyrica® and Viagra® — with world-class medical, manufacturing and commercial expertise in more than 120 countries. Upjohn’s network of approximately 11,500 colleagues works together to be fast, focused and flexible to ensure that patients around the world access the healthcare they need.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

This release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the

Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

Participants in the Solicitation

This release is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Mylan Media Relations:

Christine Waller +1 (724) 514-1968

Communications@Mylan.com

Mylan Investor Relations:

Melissa Trombetta +1 (724) 514-1813

Investorrelations@Mylan.com

Pfizer Media Relations:

Patricia Kelly +1 (212) 733-3810

Patricia.Kelly@Pfizer.com

Pfizer Investor Relations:

Ryan Crowe +1 (212) 733-8160

Ryan.Crowe@Pfizer.com